SHARPE RESOURCES CORPORATION
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

04046559

SUPPL

RECEIVED DEC 6 2004 SEC MAIL PROCESSING WASH, D.C. 213 SECTION

November 26, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-4009

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended September 30th, 2004 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

SHARPE RESOURCES CORPORATION

Per: Shereen Dorey

/sd

Encl.

PROCESSED
DEC 1 0 2004
THOMSON FINANCIAL

NOTICE TO SHAREHOLDERS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

SHARPE RESOURCES CORPORATION

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Sharpe Resources Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2003 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Corporation is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Sharpe Resources Corporation have not performed a review of the unaudited consolidated financial statements for the three and nine months ended September 30, 2004 and September 30, 2003.

SHARPE RESOURCES CORPORATION

Consolidated Balance Sheets (Prepared by Management)

(Expressed in United States Dollars)

	September 30, 2004 (Unaudited)	December 31, 2003 (Audited)
Assets		
Current assets		
Cash	$ 58,289	$ 62,231
Trade and sundry receivables	22,564	18,332
Notes receivable	-	89,228
Due from related parties	21,582	33,070
Inventory	6,670	6,670
	109,105	209,531
Mineral property (Note 1)	78,125	-
	$ 187,230	$ 209,531
Liabilities and Shareholders' Deficit		
Current liabilities		
Accounts payable and accrued liabilities	$ 80,423	$ 61,979
Due to related parties	64,748	44,609
	145,171	106,588
Long-term debt	664,533	664,533
Future site restoration and abandonment costs	13,500	13,500
	823,204	784,621
Shareholders' deficit		
Capital stock (Note 2)	10,999,986	10,921,861
Contributed surplus (Note 3)	17,660	17,660
Deficit	(11,653,620)	(11,514,611)
	(635,974)	(575,090)
	$ 187,230	$ 209,531

SHARPE RESOURCES CORPORATION

Consolidated Statements of Operations and Deficit (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Petroleum and natural gas operations	$ -	$ 45,854	$ 33,148	$ 112,674
Expenses				
Operating	(9,409)	2,122	108,022	4,737
General and administrative	24,271	26,900	47,834	194,729
Interest	3,944	646	16,301	13,459
Write-off of office equipment	-	-	-	1,866
	18,806	29,668	172,157	214,791
Income (loss) before the following:	(18,806)	16,186	(139,009)	(102,117)
Gain on sale of assets	-	200,000	-	200,000
Income (loss) for the period	(18,806)	216,186	(139,009)	97,883
DEFICIT, beginning of period	(11,634,814)	(11,619,266)	(11,514,611)	(11,500,963)
DEFICIT, end of period	$(11,653,620)	$(11,403,080)	$(11,653,620)	$(11,403,080)

SHARPE RESOURCES CORPORATION

Consolidated Statements of Cash Flows (Prepared by Management)

(Expressed in United States Dollars)

(Unaudited)

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003
Cash provided by (used in)				
OPERATING ACTIVITIES				
Income (loss) for the period	$ (18,806)	$ 216,186	$ (139,009)	$ 97,883
Write-off of office equipment	-	-	-	1,866
Changes in non-cash working capital items	18,182	(196,856)	135,067	(103,281)
Advances to related parties	-	10,000	-	10,000
Change in cash	(624)	29,330	(3,942)	6,468
Cash, beginning of period	58,913	50,656	62,231	73,518
Cash, end of period	$ 58,289	$ 79,986	$ 58,289	$ 79,986
Supplementary Information				
Mineral property	$ 78,125	$ -	$ 78,125	$ -
Capital stock	(78,125)	-	(78,125)	-

SHARPE RESOURCES CORPORATION

Notes to Consolidated Financial Statements (Prepared by Management)

(Expressed in United States Dollars)

Nine Months Ended September 30, 2004

(Unaudited)

1. ACCOUNTING POLICIES

Sharpe Resources Corporation ("Sharpe" or the "Corporation") is a publicly held company, engaged primarily in the exploration for production of petroleum and natural gas properties through its wholly-owned subsidiary, Sharpe Energy Company ("Sharpe Energy"), in a single cost centre being the United States. The Corporation is continued under the New Brunswick Business Corporation Act and its common shares are listed on the TSX Venture Exchange and traded on the OTC Bulletin Board.

In 2001, the Corporation sold substantially all of its petroleum and natural gas properties. The Corporation still retains interests in two oil producing properties located in the State of Texas. The Corporation is continuing to evaluate opportunities within and outside of the natural resources business.

In August 1999, Sharpe Energy was forced to voluntarily seek Chapter 11 reorganization under the United States Bankruptcy Code and on March 27, 2000, Sharpe Energy's second plan of reorganization ("the Chapter 11 Plan") was confirmed under which the Corporation recorded a gain on settlement of debt of $1,313,900 in 2000.

At December 31, 2003 and 2002, the Corporation still has outstanding debt under the Chapter 11 Plan, the details of which are described in Note 5 of the audited December 31, 2003 consolidated financial statements.

As of September 15, 2004, the Corporation is changing its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option (the "Option") from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $100,000 (Cdn) ($78,125 US). To exercise the option, Sharpe must maintain the unpatented and patented mining claims on the Project, must pay all required option, annual advanced minimum royalty payments, and deliver a completed positive feasibility study in compliance with National Instrument 43-101 in respect of the Project. Upon exercise of the Option, Sharpe will hold a 60% working interest in the Project.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Corporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. These financial statements do not include adjustments to the amounts and classification of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

The unaudited financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months period ended September 30, 2004 are not necessarily indicative of the results that may be expected for the year ending December 31, 2004.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The interim financial statements have been prepared by management in accordance with the accounting policies described in the Corporation's annual financial statements for the year ended December 31, 2003. For further information, refer to the financial statements and notes thereto included in the Corporation's annual financial statements for the year ended December 31, 2003.

(Expressed in United States Dollars)

2. CAPITAL STOCK

(a) Authorized
Unlimited number of common shares

(b) Issued

Common shares	Number of Shares	Amount
Balance, December 31, 2003	33,184,803	$ 10,921,861
Shares issued from mineral property (Note 1)	2,000,000	78,125
Balance, September 30, 2004	35,184,803	$ 10,999,986

3. STOCK OPTIONS

	Number of common shares	Weighted Average Exercise price
Balance, beginning and end of period	3,250,000	$ 0.10 Cdn

A summary of the stock options outstanding is as follows:

	NUMBER OF OPTIONS	EXERCISE PRICE Cdn ($)	EXPIRY DATE
	219,000	0.15	May 4, 2005
	600,000	0.10	May 8, 2007
	1,000,000	0.10	May 13, 2007
(1)	1,431,000	0.10	May 8, 2008
	3,250,000		

(1) Black- Scholes valued assigned is $17,660

4. WARRANTS

On May 12, 2004, 500,000 warrants with an exercise price of $1.00 CDN expired. There were no other warrants outstanding.

(Expressed in United States Dollars)

5. INCOME TAXES

Estimated taxable income for the period ended is $nil. Based on the level of historical taxable income, it cannot be reasonably estimated at this time if it is more likely than not that the Corporation will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery of loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance.

The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Corporation's actual losses for tax purposes, refer to the December 31, 2003 audited financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these financial statements.

6. BASIC AND DILUTED INCOME (LOSS) PER SHARE

The income (loss) per share is computed by dividing the income (loss) for the period by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share reflects the maximum possible dilution from the potential exercise of outstanding stock options. For both periods presented, the conversion of stock options was not included in the calculation because their inclusion would be anti-dilutive.

The following table sets out the computation for basic and diluted income/loss per share:

	2004	2003
Numerator:		
Income (loss) for the period	$ (139,009)	$ 97,883
Denominator:		
Average number of common shares outstanding	33,351,469	33,184,803
Weighted average number of common shares outstanding	33,351,469	33,184,803
Basic and diluted income/loss per share	$ 0.00	$ 0.00

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the "MD&A") of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the "Corporation") constitutes management's review of the factors that affected the Corporation's financial and operating performance in the third quarter ended September 30, 2004. The MD&A was prepared as of November 15, 2004 and should be read in conjunction with the unaudited financial statements for the quarter ended September 30, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Corporation's common shares were traded on the US OTC:BB. No capital financings were accomplished in 2003.

In early 2004, the Corporation's common shares were listed in Canada on the TSX.V – NEX exchange. The Corporation has been evaluating oil and gas investment opportunities in the US and abroad as part of an effort to improve upon the Corporation's production capacity. Capital for these acquisitions would be envisioned to come from equity and debt financing.

Results of Operations

The net loss for the nine months ending September 30, 2004 was $139,009 as compared to net income of $97,883 for nine months ending September 30, 2003. Last years income was the result of the sale of interest in the West Thrifty Unit. Expenses were $172,157 for the nine months ending September 30, 2004 as compared to $214,791 for the nine months ending September 30, 2003. The decrease of $42,634 is primarily due to a decrease in general and administrative expenses.

As of September 15, 2004, the Corporation is changing its focus away from the oil and gas business into precious metals exploration and development in the western US. To this end Sharpe has purchased an option from Royal Standard Minerals Inc. (RSM) to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada in consideration for which Sharpe has issued 2,000,000 common shares to RSM at a deemed value of $78,125.

Liquidity and Capital Resources

The Corporation's cash balance as at September 30, 2004 was $58,289 compared to $79,986 as at September 30, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003 or

thus far in 2004. Total assets as at September 30, 2004 were $187,230 as compared to $237,090 in 2003. Current liabilities as at September 30, 2004 were $145,171 compared to$106,588 as at September 30, 2003. This increase is the result of an increase in payables due to a related party of $39,248.

The cash provided by operating activities was $33,148 for the nine months ending September 30, 2004 compared to cash provided by operations of $112,674 for the same period in 2003. The decrease in cash provided by operating activities was primarily due to a decrease in production. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation's financing activities and the lack of significant improvements in the oil production cash flow from the Corporation's properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation's activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 33,184,803 are outstanding as at September 30, 2004. As at September 30, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008.

Selected Annual Information

The following selected financial information is derived from the audited annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	2003	**2002**	**2001**
Selected Operating Data			
Oil & Gas Revenue	$159,527	$55,631	$1,338,505
Production Costs	($253,638)	($237,800)	($294,757)
Expenses	($119,264)	($79,511)	($1,550,942)
Gain on Settlement of Debt	$0	$149,681	$13,671
Net Income (Loss) for the period	($13,648)	($111,999)	($2,333,040)
Earnings (Loss) per share basic	($0.00)	($0.00)	($0.07)
Earnings (Loss) per share diluted	($0.00)	($0.00)	($0.07)

	2003	**2002**	**2001**
Selected Balance Sheet Data			

Total Assets	$209,531	$162,406	$569,978
Long Term Debt	($664,533)	($664,533)	($931,868)
Capital Stock	($10,921,861)	($10,921,861)	($10,921,861)
Deficit	($11,514,611)	($11,500,963)	($11,388,864)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	2004 For the 3 Months Ending			2003 For the 3 Months Ending		
	March 31	June 30	Sept 30	March 31	June 30	Sept 30
Revenue	$14,800	$18,348	$0	$25,924	$40,896	$45,854
Expenses	($119,852)	($33,499)	($18,806)	($101,990)	($83,133)	($29,668)
Net Income (Loss)	($105,052)	(15,151)	($18,806)	($76,066)	($42,237)	$216,186
Net Income (Loss) per Common share (basic and diluted)	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00

Transactions with Related Parties

- Beyond what was disclosed in the annual report, there have been no additional related party transactions.

Changes in Accounting Policies

The Corporation has adopted, on a prospective basis, the Black-Scholes option evaluation method of accounting for the value of all stock option awards. Under this method the Corporation recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the value of the options on the date of grant, which is determined by using an option-pricing model. The fair value compensation expense recorded for the year ended December 31, 2003 is $17,660. No compensation expense has been recorded for stock options issued before January 1, 2003.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation's viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future oil and gas properties.

The Corporation's ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain "forward-looking statements" within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words "estimate", "plan", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation's website at www.sharpe-resources.com.

Roland M. Larsen
President

\s\ Roland M. Larsen

Heathsville, VA
November 15, 2004